                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. . . . .)*

                            SPECIALTY CATALOG CORP.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   84748Q103
                                   ---------
                                 (CUSIP Number)

                                 STEVEN L. BOCK
                                21 Bristol Drive
                             South Easton, MA 02375
                                 (508) 238-0199
                         -----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 17, 1996
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 52 Pages
                     The Exhibit Index appears on Page 8.
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CUSIP No. 84748Q103
          ---------
1) Names of Reporting Persons
S. S. or I. R. S. Identification Nos. of Above Persons

Steven L. Bock
-----------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group*                    (a) [  ]
                                                                        (b) [  ]
-----------------------------------------------------------
3) SEC Use Only

-----------------------------------------------------------
4) Source of Funds*

OO, PF
-----------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-----------------------------------------------------------
6) Citizenship or Place of Organization

United States of America
-------------------------------------------------
Number of            (7)  Sole Voting Power

Shares                                    409,160
                          -----------------------
Beneficially         (8)  Shared Voting Power

Owned by                                    1,000
                          -----------------------
Each                 (9)  Sole Dispositive Power

Reporting                                 409,160
                          -----------------------
Person              (10)  Shared Dispositive Power

With                      1,000
                          -----
11) Aggregate Amount Beneficially Owned by Each Reporting Person

410,160
---------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [  ]

---------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

8.2%
---------------------------------------------------------------
14) Type of Reporting Person*
IN
-------------------------------------------------------------------

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Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Specialty Catalog Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21 Bristol Drive, South Easton, Massachusetts 02375.

Item 2.   Identity and Background.
          -----------------------

     (a)  The person filing this statement is Steven L. Bock.

     (b) The principal business address of Mr. Bock is 21 Bristol Drive, South Easton, Massachusetts 02375.

     (c) Mr. Bock's principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer.

     (d) Mr. Bock has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bock has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Bock is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     (a) Mr. Bock beneficially owns 98,934 shares of Common Stock, which Mr. Bock purchased for an aggregate purchase price of $30,393 in connection with the November 1994 consummation of the Issuer's plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. Of the funds used to purchase such shares, $15,196.50 was borrowed from Viking Holdings Limited, a British Virgin Islands corporation, and $15,196.50 was borrowed from Dickstein & Co. L.P., a Delaware limited partnership. Mr. Bock's obligations to repay such loans are represented by two promissory notes, one to each creditor, dated November 23, 1994, copies of which are annexed hereto as Exhibits 1 and 2.

     (b) Mr. Bock, together with his wife, Dawn Williams Bock, purchased 1,000 shares of Common Stock for a purchase price of $6.50 per share in the initial public offering of the Issuer on October 17, 1996. The funds used for this purchase were Mr. and Mrs. Bock's personal funds.

     (c) Mr. Bock beneficially owns 310,226 shares of Common Stock issuable upon the exercise of presently exercisable stock options (the "1994 Options") of the Issuer. These 1994 Options were granted to Mr. Bock in November 1994 as compensation and without other consideration.

Item 4.   Purpose of Transaction.
          ----------------------

     The 1994 Options were granted to Mr. Bock by the Issuer to provide Mr. Bock an additional incentive to perform his duties as Chairman and Chief Executive of the Issuer and to further promote the success of the Issuer. Mr. Bock's purpose in acquiring the other shares of Common Stock beneficially owned by him was for investment. Although Mr. Bock has no present plans or intentions respecting the acquisition or disposition of securities of the Issuer, Mr. Bock may purchase or sell shares of Common Stock, and/or exercise any or all of his options, from time to time under circumstances which he deems appropriate.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Mr. Bock beneficially owns 410,160 shares of the Common Stock of the Issuer, representing 8.2% of such class of securities (based upon 4,701,666 shares of Common Stock outstanding as of October 17, 1996, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission).

     (b) Mr. Bock has sole voting and dispositive power with respect to 98,934 shares of Common Stock, and shares with his wife, Dawn Williams Bock, voting and dispositive power with respect to an additional 1,000 shares of Common Stock. Mr. Bock has sole dispositive power with respect to currently exercisable options respecting 310,226 shares of Common Stock, although such shares may not be voted unless and until such options are exercised.

     (c) The only transactions effected by Mr. Bock in the shares of Common Stock of the Issuer during the past sixty (60) days are as follows:

     (i) The purchase by Mr. Bock, jointly with his wife, Dawn Williams Bock, of 1,000 shares of Common Stock in the Issuer's initial public offering on October 17, 1996 at the offering price of $6.50 per share.

     (ii) Effective October 22, 1996, 310,226 options previously granted to Mr. Bock, which are exercisable at an exercise price of $.3072 per share were, to the extent not previously vested, automatically vested and any restrictions against exercising such options lapsed.

     (iii) Effective October 17, 1996, the Corporation granted to Mr. Bock: (A) options, qualifying as incentive stock options pursuant to the Corporation's 1996 Stock Option Plan, to purchase 75,000 shares of Common Stock at an exercise price of

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     $6.50 per share, exercisable for a period of ten years from the date of grant; and (B) non-qualified options, not granted pursuant to such Plan, to purchase 75,000 shares of Common Stock underlying such options at a purchase price of $5.33 per share, exercisable for a period of ten years from the date of grant.

     (d) Other than Mr. Bock and, with respect to 1,000 shares of Common Stock, Mr. Bock and his wife, Dawn Williams Bock, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities described herein as beneficially owned by Mr. Bock.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     (a) All shares of Common Stock beneficially owned by Mr. Bock, as well as all shares of Common Stock underlying options beneficially owned by him, are subject to an agreement, dated October 9, 1996, between Mr. Bock and GKN Securities Corp. ("GKN"), the underwriter of the Issuer's initial public offering, pursuant to which Mr. Bock has agreed (subject to certain limited exceptions), until October 17, 1997, to refrain from selling or otherwise disposing of or encumbering such shares of Common Stock without the prior written consent of GKN. A copy of the Agreement dated October 9, 1996 between Steven L. Bock and GKN is annexed hereto as Exhibit 3.

     (b) Options to purchase 310,226 shares of Common Stock at an exercise price of $.3072 per share were granted to Mr. Bock by the Issuer pursuant to a Stock Option Agreement dated November 30, 1994. Such Stock Option Agreement was amended effective October 22, 1996 to automatically vest all such options, to the extent not previously vested, and to cause any restrictions against exercising such options to lapse immediately. A copy of the amended Stock Option Agreement dated as of November 30, 1994 is annexed hereto as Exhibit 4.

     (c) Effective October 17, 1996, the Corporation granted to Mr. Bock: (A) options, qualifying as incentive stock options pursuant to the Corporation's 1996 Stock Option Plan, to purchase 75,000 shares of Common Stock at an exercise price of $6.50 per share, exercisable for a period of ten years from the date of grant; and (B) non-qualified options, not granted pursuant to such Plan, to purchase 75,000 shares of Common Stock underlying such options at a purchase price of $5.33 per share, exercisable for a period of ten years from the date of grant. A copy of the Incentive Stock Option Agreement dated October 17, 1996 respecting the incentive stock options is annexed hereto as Exhibit 5. A copy of the Stock Option Agreement dated August 13, 1996 respecting the non-qualified options is annexed hereto as Exhibit 6.

     (d) On October 15, 1996, Mr. Bock entered into an employment agreement with the Issuer providing, with respect to the shares of Common Stock of the Corporation, as follows:

     (i) Effective October 22, 1996, 310,226 options previously granted to Mr. Bock, which are exercisable at an exercise price of $.3072 per share were, to the extent

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     not previously vested, automatically vested and any restrictions against exercising such options lapsed.

     (ii) Effective October 17, 1996, the Corporation granted to Mr. Bock: (A) options, qualifying as incentive stock options pursuant to the Corporation's 1996 Stock Option Plan, to purchase 75,000 shares of Common Stock at an exercise price of $6.50 per share, exercisable for a period of ten years from the date of grant; and (B) non-qualified options, not granted pursuant to such Plan, to purchase 75,000 shares of Common Stock underlying such options at a purchase price of $5.33 per share, exercisable for a period of ten years from the date of grant.

     (iii) Subject to possible earlier vesting or forfeiture, each option described at Item 6 shall vest at the rate of 15,000 shares per year on each of the first five anniversaries of the date of grant.

     (iv) In the event of certain sales constituting a change in control of the Issuer, Mr. Bock may sell his stock on the same terms as other shares of the same class in such transaction, and Mr. Bock may exercise his options and participate in the sale as a holder of stock; provided, however, that,
                                                       --------  -------
     if practicable, Mr. Bock may participate in such sales on a "cashless exercise" basis.

A copy of the Employment Agreement, dated as of October 15, 1996, between Steven
L. Bock and the Issuer is annexed hereto as Exhibit 7.

     Except as set forth in this Item 6, Mr. Bock has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

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Item 7.   Material to be Filed as Exhibits.
          --------------------------------

(a)  Copy of Non-Negotiable Promissory Note, dated November 23, 1994, of Steven
L. Bock to Viking Holdings Limited.

(b)  Copy of Non-Negotiable Promissory Note, dated November 23, 1994, of Steven
L. Bock to Dickstein & Co. L.P.

(c)  Copy of Agreement dated October 9, 1996 between Steven L. Bock and GKN.

(d)  Copy of Amended Stock Option Agreement dated as of November 30, 1994.

(e)  Copy of Incentive Stock Option Agreement dated as of October 17, 1996.

(f)  Copy of Non-Qualified Stock Option Agreement dated as of August 13, 1996.

(g)  Copy of Employment Agreement, dated as of October 15, 1996, between Steven
L. Bock and the Issuer.

Signature.
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 25, 1996



                                    /s/ Steven L. Bock
                                    ----------------------------------------

                                    Steven L. Bock

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                                 EXHIBIT INDEX
                                 -------------

1.  Copy of Non-Negotiable Promissory Note, dated November 23, 1994, of Steven
L. Bock to Viking Holdings Limited.

2.  Copy of Non-Negotiable Promissory Note, dated November 23, 1994, of Steven
L. Bock to Dickstein & Co. L.P.

3.  Copy of Agreement dated October 9, 1996 between Steven L. Bock and GKN.

4.  Copy of Amended Stock Option Agreement dated as of November 30, 1994.

5.  Copy of Incentive Stock Option Agreement dated as of October 17, 1996.

6.  Copy of Non-Qualified Stock Option Agreement dated as of August 13, 1996.

7.  Copy of Employment Agreement, dated as of October 15, 1996, between Steven
L. Bock and the Issuer.


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